Exhibit 4.8

ADDENDUM No. 2
to
the Management Agreement dated 13/07/2011 and any addenda thereto
(the "Management Agreement")

Between
LAWRY SHIPPING LTD.
of Marshall Islands
(as Owner)

And

ALLSEAS MARINE S.A.
of Liberia
(as Manager)

In respect of the management of the Vessel MSC EMMA (the "Vessel")

Notwithstanding the relevant provisions of the Management Agreement, it is this, 18th day of September 2012, mutually agreed between the Owner and the Manager that a clause 8.05 shall be added to read as follows:

"Unless the agreement is terminated by the Owner in accordance with Clauses 12.03 (iii) and (iv) of this Agreement or by reason of default by gross negligence or misconduct of Manager, its Directors, officers and/or employees in the performance under this Agreement, upon termination of this Agreement in relation to the Vessel, the Management Fee will be continued at the above rate then in effect for 90 days from the date of termination. This is to cover operating and accounting cost of finalizing the Vessels' disbursements, demurrage, etc. In addition, the Owner shall continue to pay the following:

i)	Crew support costs for a further period of three calendar months
ii)	An equitable proportion of any management staff redundancy costs which may materialize.

Notwithstanding the above, in the event that the Management Agreement is terminated in accordance with Clause 12.05, then the provisions of the Compensation Agreement between the Manager and Box Ships Inc. dated 12/09/2012, copy of which is attached hereto as Exhibit A, forming an integral part of this Agreement, or any renewal thereof shall be applied."

All other fees, terms, conditions and provisions of the Management Agreement remain unaltered and in full force and effect.

IN WITNESS WHEREOF the parties have signed this Addendum this 18th day of September 2012.

FOR THE OWNER	FOR THE MANAGER

/s/ Maria Stefanou	/s/ George Skrimizeas
MARIA STEFANOU	GEORGE SKRIMIZEAS
Attorney-in-fact	Attorney-in-fact